David Bonser Partner Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 David.Bonser@hoganlovells.com www.hoganlovells.com

October 28, 2013

BY EDGAR AND COURIER

Mr. Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Parkway Properties, Inc.
Registration Statement on Form S-4
Filed October 4, 2013
File No. 333-191556

Dear Mr. Kluck:

This letter is submitted on behalf of Parkway Properties, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 24, 2013 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 submitted to the Commission on October 4, 2013 (the “Registration Statement”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Registration Statement. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement.

General

1.	We note the fairness opinions by BofA Merrill Lynch and Morgan Stanley that are included in the registration statement. Please file consents from BofA Merrill Lynch and Morgan Stanley as exhibits to the Form S-4. See Item 601(b) of Regulation S-K and Question 233.01 of the Compliance and Disclosure Interpretations for the Securities Act Rules.

Mr. Tom Kluck

Division of Corporation Finance

October 28, 2013

Response to Comment No. 1

In response to the Staff’s comment, consents of each of BofA Merrill Lynch and Morgan Stanley will be filed as exhibits to Amendment No. 1 to the Form S-4.

2.	We note that your disclosure on page 79, regarding the material relationships between BofA Merrill Lynch and Parkway Properties, does not provide a quantitative description of the fees paid or to be paid to BofA Merrill Lynch and its affiliates by Parkway Properties and its affiliates. Please revise to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

Response to Comment No. 2

In response to the Staff’s comment, the disclosure appearing on page 79 of the Registration Statement will be revised to include the following:

From January 1, 2011 through August 31, 2013, BofA Merrill Lynch and its affiliates derived aggregate revenues of approximately $7.0 million from Parkway and certain affiliated entities for commercial, corporate or investment banking services unrelated to the mergers.

3.	We note your disclosure on page 87 that TPGI, in its sole discretion, may pay Morgan Stanley an additional incentive fee at closing, and that the TPGI Board has approved an additional incentive fee of $2,000,000. Please revise to disclose what factors the TPGI Board considered in deciding to pay Morgan Stanley an additional incentive fee of $2,000,000.

Response to Comment No. 3

In response to the Staff’s comment, the disclosure appearing on page 87 of the Registration Statement will be revised to include the following:

In approving such incentive fee, the TPGI Board considered, among other factors, the extended duration of the Morgan Stanley engagement, the level of financial advisory services provided by Morgan Stanley since March 2012, the services Morgan Stanley provided with respect to the evaluation of a broad range of strategic alternatives with numerous potential counterparties, including public and private financings, joint ventures and alternative acquisition proposals, and Morgan Stanley’s role in creating a competitive process that the TPGI Board believes led to desirable terms in the merger with Parkway, to the benefit of TPGI’s stockholders.

Mr. Tom Kluck

Division of Corporation Finance

October 28, 2013

4.	We note that your disclosure on page 88, regarding the material relationships between Morgan Stanley and TPGI, does not provide a narrative and quantitative description of the fees paid or to be paid to Morgan Stanley and its affiliates by TPGI and its affiliates. Please revise to provide such disclosures. Refer to Item 1015(b)(4) of Regulation M-A.

Response to Comment No. 4

In response to the Staff’s comment, the disclosure appearing on page 88 of the Registration Statement will be revised as follows:

In the two years prior to the date of its opinion, none of Morgan Stanley or any of its affiliates has provided financial advisory or financing services to TPGI or any of its affiliates other than those described above, for which it received the fees described above, and no other material relationship existed during such period.

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The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5868.

Sincerely,

/s/ David W. Bonser

David W. Bonser

Enclosures

cc:	Coy Garrison

Securities and Exchange Commission

Jeremy R. Dorsett
David O’Reilly

Parkway Properties, Inc.

Bruce Gilchrist
Matt N. Thomson

Hogan Lovells US LLP

Paul Rutter

Thomas Properties Group, Inc.

Jonathan L. Friedman
Andrew D. Garelick

Skadden, Arps, Slate, Meagher & Flom LLP